FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated September 4, 2007

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant’s Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Report on Form 6-K contains the following:

1.  Interim Report for the six months ended June 30, 2007 of AB Svensk Exportkredit (SEK).

2.  Certain non-IFRS financial measures used in the Interim Report.

SEK hereby incorporates this Report on Form 6-K by reference in Registration Statement no. 333-131369 filed by SEK with the Securities and Exchange Commission on Form F-3 under the Securities Act of 1933.

Interim report Q2

SEK stands strong

- Core Earnings for the first six months amounted to Skr 284.6 million (267.4)
- Operating profit according to the IFRS amounted to Skr 292.6 million (249.0)
- The volume of new customer financial transactions was Skr 27.2 billion (36.2)
- New financing alternative established, the Export Loan, intended for small and medium-sized companies
- Still high levels of company lending
- Successful borrowing, a new bond platform and high liquidity

2007

Financial Period
01/01/07 – 30/06/07

May be downloaded from
www.sek.se

Report description
The company has published other reports besides the present interim report, such as a company presentation and a report on business activities in 2006.

All reports may be viewed at www.sek.se.

SEK

SEK’s assignment

SEK provides financial solutions for companies, the public sector, financial institutions and national and international investors. Our assignment is to facilitate access to financial solutions for export and infrastructure. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

Amounts (other than %) in mn	June 30,		June 30,		June 30,		December 31,
	2007		2007		2006		2006
	USD(4)		Skr		Skr		Skr
Results
Core earnings(1)	41		284.6		267.4		538.1
Pre-tax return on equity (Core Earnings)(2)	13.6%		13.6%		14.0%		14.1%
After-tax return on equity (Core Earnings)(2)	9.8%		9.8%		10.1%		10.2%

Operating profit (IFRS)(3)	43		292.6		249.0		501.3
Pre-tax return on equity (IFRS)(2)	13.8%		13.8%		12.6%		12.6%
After-tax return on equity (IFRS)(2)	9.9%		9.9%		9.0%		9.1%

Customer operations
New customer financial transactions	3,960		27,226		36,173		63,933
of which offers for new credits accepted by borrowers	3,598		24,738		31,287		56,923
Credits, outstanding and undisbursed	17,390		119,558		107,212		112,975

Borrowing
New long-term borrowings	10,341		71,800		29,726		61,278
Outstanding senior debt	34,610		237,946		195,913		215,250
Outstanding subordinated debt	426		2,932		3,337		3,105

Total assets	38,319		263,444		229,580		245,215

Capital
Capital adequacy ratio, excluding Basel I-based additional requirements	18.7	%(5)	18.7	%(5)	14.6	%(7)	13.8	%(7)
Capital adequacy ratio, including Basel I-based additional requirements	9.8	%(6)	9.8	%(6)	n.a.	(7)	n.a.	(7)
Adjusted capital adequacy ratio, excluding Basel I-based additional requirements	20.2	%(5)	20.2	%(5)	15.8	%(7)	15.0	%(7)

The definitions of the Financial Highlights are included in Note 12.

See Note 2 for a description of amendments in comparative figures for December 31, 2006.

Unless otherwise stated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relates to the Consolidated Group. The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions amounts refer to those as at 30 June and 31 December, and in matters of flows, amounts refer to the six-month period which ended on 30 June and the 12-month which ended on 31 December. Amounts within parentheses refer to the same date or period, respectively, in matters concerning positions and the same period in matters of flow as the preceding year.

AB Svensk Exportkredit (SEK), Swedish corporate identity number 556084-0315, with its registered office in Stockholm, Sweden, is a public company as defined in the Swedish Companies Act. In some instances, a public company is obliged to add ‘(publ)’ to its company name.

STATEMENT BY THE PRESIDENT

SEK stands strong

Thanks to high volumes, SEK achieved strong core earnings for the first six months. Core earnings amounted to Skr 284.6 million, an increase of 17.2 million in comparison to the same period last year. Though the market was characterized by high liquidity and pressures on margins, a high volume of new customer financial transactions was achieved for the first six months. The volume of new customer financial transactions was Skr 27.2 billion, compared to 36.2 billion for the same period last year.

SEK’s activity outside of Sweden continues to increase as Swedish companies are becoming increasingly established on the global market. We are working to improve the conditions for Swedish business internationally, e.g. by offering financing in local currencies. Furthermore, our consultancy business has both the capacity and experience to tailor financial solutions internationally. The effort to strengthen Swedish business abroad is a natural part of our operations and of increasing importance to our company.

During spring, SEK has created a new financial alternative in collaboration with sector partners, the so-called Export Loan, which aims to fulfil the financing needs of small and medium-sized companies. The Export Loan has been available since 1 July and we hope that this product development initiative will further strengthen the growing export oriented companies.

In 2007, for the first time SEK is presenting its financial statements in accordance with the IFRS and its capital adequacy is based on Basel II. Basel II enables the improved measurement of risk compared with the previous method, and SEK has a capital base which considerably exceeds statutory requirements, even under Basel II. SEK regards Core Earnings, not operating profit (IFRS), to be the most relevant measure of profit, as it excludes valuation effects of items which SEK must market value in accordance with the IFRS despite their being financially secured.

The finance market of many countries was characterized by unrest and turbulence in August. The uncertainty also affected the credit risk market, resulting in greatly reduced liquidity that made it more difficult for banks and other borrowers to borrow money. SEK has high liquidity and has now further enhanced its liquidity in preparation for a possible increased need from the Swedish export industry. The liquidity is primarily placed in high-qualitative assets with very high rating. A small portion of these undergo market valuation. SEK has no direct exposure to the uncertain American subprime market.

Stockholm, August 2007

Peter Yngwe

President

CUSTOMER ACTIVITY

Company lending continues
to be strong

Swedish exports were strong during the first six months and the market  remains highly liquid with pressure on margins. The first part of the year has gone well for SEK: the volume of customer financial transactions reached Skr 27.2 billion during the first six months. The volume of new customer financial transactions during the second quarter was Skr 13.7 billion of which credits to corporates, including export credits, accounted for Skr 5.8 billion.

The companies have been very active during the second quarter and have borrowed and issued record volumes. SEK completed a large number of transactions during the second quarter and as was the case for the first quarter, companies accounted for the majority of credits.

During the period, SEK has structured the financing of Munksjö Aspa Bruk’s new steam driven turbine and participated in the financing of a large Swedish export company’s investment in its Swedish manufacturing operations. SEK Securities activities have included arranging financing for the Icelandic energy company Landsvirkjun and the Finnish construction company YIT, which has considerable operations in Sweden.

In the public sector, the pressure on prices is generally strong, but SEK’s activity in the sector has increased during the second quarter. For example, Norrköpings Municipality has taken a loan amounting to Skr 350 million through the Swedish bond market with the help of SEK Securities. Furthermore, SEK participated in the financing of Mölndal Energi’s investment in a new heating plant.

SEK has also been participating in the long-term financing of a large infrastructure project in the Baltic region. The project is EU related, and a so called TEN-project – Trans European Networks.

SEK’s consultancy business has, among other activities, analysed conditions and proposed a financing solution for cleaning technology in a Romanian coal powered power plant. This consultancy assignment will continue for another two years.

The efforts relating to product development of the Export Loan in collaboration with ALMI, EKN, Exportrådet (The Swedish Export Council) and Swedfund is completed. The financing product developed for small and medium-sized export companies is sold thru ALMI’s regional offices and is available from 1 July.

	Jan-June	Jan-June
New customer financial transactions	2007	2006
(Skr billion)
Export credits	6.2	10.3
Other credits to exporters	3.2	3.7
Credits to other corporates	4.2	1.4
Lending to the public sector	7.5	7.6
Lending to the financial sector	3.6	8.3
Syndicated customer transactions	2.5	4.9
Total	27.2	36.2

CAPITAL SUPPLY

Successful borrowing and
new bond platform

SEK’s borrowing was successful during the first half of the year, amounting to Skr 71.8 billion, which surpasses the amount of borrowing for the entire last year. The volume for the second quarter was Skr 37.6 billion and the high level of activity is expected to continue.

During the first six months, SEK has issued a number of large bonds. One highlight is a three-year bond amounting to one billion Euros, which is the second Euro benchmark loan in the company’s history and the single largest SEK transaction ever.

SEK also issued a two-year bond amounting to USD one billion. The transaction was very successful and complements other outstanding USD bonds well in regard to maturity. During the year, SEK has issued USD bonds with maturities of two, three and ten years, thereby providing investors with a good opportunity to buy SEK bonds with a wide range of maturities.

SEK has signed a deal to participate, as the first issuer, in a new platform for Exchange-Traded Notes in the US. In the new platform, ELEMENTS, SEK will be partnering with Distributors, Index Providers and US Securities Exchanges to offer index linked notes across asset classes. Investors will be able to buy and sell the notes through Financial Advisors on U.S. securities exchanges.

During the second quarter, a large number of smaller transactions were made in Japan, consisting primarily of currency-linked bonds on which SEK has buy-back rights. A transaction also worth mentioning was a thirty-year zero-coupon bond amounting to USD 400 million, tailored for the American market. This issue was spurred from the demands of pension funds that wished to prolong asset maturities.

SEK’s Investor Relations activities continued during the second quarter with special focus on the American and Canadian markets.

Comments to the financial accounts

INCOME STATEMENT

Performance measurement and return on equity
(Skr mn)
	Jan-June, 2007	Jan-June, 2006
Core Earnings	284.6	267.4
Change in market valuation according to IFRS (Note 2)	8.0	-18.4
Operating profit (IFRS)	292.6	249.0

Pre-tax return on equity (Core Earnings)	13.6%	14.0%
After-tax return on equity (Core Earnings)	9.8%	10.1%
Pre-tax return on equity (IFRS)	13.8%	12.6%
After-tax return on equity (IFRS)	9.9%	9.0%

SEK is applying IFRS from January 1, 2007. The most material effect for SEK of applying IFRS is a higher volatility in return on equity and operating profit due to market valuation effects on certain assets, liabilities and related derivatives. Henceforth SEK will therefore in its financial highlights disclose Core Earnings, which is operating profit before certain market valuation effects and operating profit (IFRS), which is operating profit after certain market valuation effects. SEK will also show return on equity based both on Core Earnings and operating profit (IFRS). (Note 12.) Based on its experience and knowledge of the functioning of SEK’s economic hedging, management believes that Core Earnings better than operating result (IFRS) reflects the effect of the economic hedge relationships on SEK’s activities. (Notes 1 and 13.)

Previously published operating profit (IFRS) for the three-month period ending March 31, 2007, has been found to be overstated with Skr 62.0 million related to change in market valuation according to IFRS. Operating profit (IFRS) has been reduced with the said amount and after reduction totals Skr 160.5 million for the three-month period ending March 31, 2007. The corrected item is “Net results of financial transactions”. (See Note 2.) Also for the comparative year 2006 has corresponding and certain other minor adjustments been made resulting in a total reduction of operating profit (IFRS) of Skr 22.2 million. Operating profit (IFRS) has been reduced with the said amount and after reduction totals Skr 501.3 million for the comparative year 2006. Core Earnings is not affected by the corrections.

Net interest earnings

Net interest earnings totaled Skr 394.1 million (394.1). The average volume of debt-financed assets (including credits in the S-system) totaled Skr 222 billion (195), an increase by 14 percent. The average margin of such volume was 0.27 percent p.a. (0.31), a decrease by 13 percent. The decrease in average margins was due to decreased margins in the credit portfolio as a result of higher margins in old credits that have matured than in the new credits accepted during the year.

Net results of financial transactions

Net results of financial transactions totaled Skr 36.1 million (-3.2), of which Skr 8.0 million (-18.4) represented market valuation effects on certain assets, liabilities and related derivatives not included in Core Earnings. (Note 2.)

Other

Administrative expenses totaled Skr 127.9 million (124.9), an increase by 3 percent. Administrative expenses include an estimated cost for the general incentive system for all personnel amounting to Skr 7.8 million (-).

No credit losses were incurred.

Core Earnings and net profit

Core Earnings amounted to Skr 284.6 million (267.4), an increase by 6 percent. The increase in Core Earnings was related mainly to an increase in net result of financial transactions related to reacquired assets and liabilities. Net profit amounted to Skr 210.5 million (177.5).

BALANCE SHEET

Total Assets and Liquidity

Higher volumes of assets will be recognized in the balance sheets due mainly to the fact that all derivatives under IFRS are carried at fair value while previously mainly carried at amortized costs. The gross value of certain balance sheet items, which effectively hedge each other, primarily the items derivatives (assets or liabilities) and senior securities issued, is to some extent uncertain. There is, however,  no such uncertainty with regard to the value of net assets.  (Note 7.)

SEK’s total assets at period-end increased to Skr 263.4 billion (y-e: 245.2), an increase by 7 percent. The increase was due mainly to increased volumes in the liquidity portfolio and in the credit portfolio. (Note 5.)

The total amount of credits outstanding and credits committed though not yet disbursed increased to Skr 119.6 billion at period-end (y-e: 113.0), which was an increase by 6 percent. Of such amount Skr 97.9 billion (y-e: 91.1) represented credits outstanding, an increase by 7 percent. Of credits outstanding, Skr 9.5 billion (y-e: 9.1) represented credits in the S-system, an increase by 4 percent.

The aggregate amount of outstanding offers for new credits totaled Skr 31.6 billion (y-e: 25.8) at period-end, an increase by 22 percent.

The aggregate volume of funds borrowed and shareholders’ funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities. Accordingly, all credit commitments are funded through maturity.

There were no major shifts in the breakdown of SEK’s counterparty risk exposures. Of the total risk exposures, 62 percent (y-e: 67) were against banks, mortgage institutions and other financial institutions; 20 percent (y-e: 19) were against highly rated OECD states; 9 percent (y-e: 8) were against local and regional authorities; and 9 percent (y-e: 6) were against corporations. SEK’s exposures towards derivative counterparties is very limited compared with derivatives shown as assets since most derivatives are subject to collateral agreements. See table Counterparty Risk Exposures.

Income Statements

SEK (exclusive of the S-system)

	January - June, 2007		January - June, 2006		January - December, 2006
(Skr mn)	Consolidated	Parent	Consolidated	Parent	Consolidated	Parent
	Group	Company	Group	Company	Group	Company
Interest revenues	5,100.6	5,101.9	3,670.4	3,671.8	8,035.0	8,037.9
Interest expenses	-4,706.5	-4,706.7	-3,276.3	-3,276.4	-7,242.0	-7,242.3
Net interest revenues	394.1	395.2	394.1	395.4	793.0	795.6
Commissions earned	13.3	2.0	10.9	1.1	26.4	3.1
Commissions incurred	-9.0	-8.1	-12.9	-11.7	-26.7	-22.6
Net results of financial transactions (Note 2)	36.1	36.2	-3.2	-3.1	-7.9	-7.9
Other operating income	1.1	1.9	0.2	1.0	1.5	2.9
Operating income	435.6	427.2	389.1	382.7	786.3	771.1
Administrative expenses	-127.9	-120.0	-124.9	-119.5	-254.0	-242.3
Depreciations of non- financial assets	-14.9	-13.5	-14.9	-13.7	-30.4	-27.9
Other operating expenses	-0.2	0.1	-0.3	0.1	-0.6	0.1
Operating profit	292.6	293.8	249.0	249.6	501.3	501.0
Changes in untaxed reserves	n.a	0.0	n.a	0.0	n.a	49.4
Taxes (Note 3)	-82.1	-82.2	-71.5	-71.4	-145.8	-158.8
Net profit for the period (after taxes)	210.5	211.6	177.5	178.2	355.5	391.6
Earnings per share. Skr (Note 4)	213		179		359

The above income statements do not include the S-system, the results of which are shown in Note 10.

Quarterly breakdown of
income statements in summary

SEK (exclusive of the S-system)	April - June,	January - March,	April - June,	January - March,
Consolidated Group (Skr mn)	2007	2007	2006	2006
Net interest revenues	193.5	200.6	199.2	194.9
Net result of financial transactions	8.1	28.0	-2.6	-0.6
Operating revenues	7.4	7.0	6.4	4.7
Operating expenses	-76.9	-75.1	-79.3	-73.7
Operating profit	132.1	160.5	123.7	125.3
Taxes	-36.9	-45.2	-34.1	-37.0
Net profit for the period (after tax)	95.2	115.3	89.6	87.9

See Note 2 for a description of amendment of profit for the periods January-March, 2007, and January-March, 2006, respectively.

Balance sheets

	June 30, 2007		December 31, 2006
(Skr mn)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
ASSETS
Cash in hand	0.0	0.0	0.0	0.0
Treasuries/government bonds (Note 5, 6)	1,822.3	1,822.3	1,810.5	1,810.5
Other interest-bearing securities except credits (Note 5, 6)	135,822.8	135,822.8	117,985.0	117,985.0
Credits in the form of interest-bearing securities (Note 5, 6)	40,707.7	40,707.7	39,013.1	39,013.1
Credits to credit institutions (Note 5, 6, 8)	15,763.0	15,759.5	14,147.3	14,146.7
Credits to the public (Note 5, 6, 8)	43,753.1	43,753.1	42,021.1	42,021.1
Derivatives (Note 6, 7)	15,581.8	15,581.8	22,561.9	22,561.9
Shares in subsidiaries	n.a.	118.6	n.a.	118.6
Tangible and intangible assets	155.0	44.3	168.5	56.4
Other assets	5,124.0	5,208.5	3,300.4	3,383.1
Prepaid expenses and accrued revenues	4,714.8	4,712.1	4,207.3	4,206.4
TOTAL ASSETS (Note 6)	263,444.5	263,530.7	245,215.1	245,302.8

LIABILITIES, ALLOCATIONS AND EQUITY
Borrowing from credit institutions (Note 6)	2,095.7	2,105.7	3,245.6	3,255.6
Borrowing from the public (Note 6)	51.6	54.5	56.0	58.9
Senior securities issued (Note 6)	235,798.3	235,798.3	211,948.0	211,948.0
Derivatives (Note 6, 7)	11,542.2	11,542.2	15,600.6	15,600.6
Other liabilities	1,868.0	1,883.3	2,831.7	2,850.5
Accrued expenses and prepaid revenues	4,353.3	4,352.5	3,804.2	3,802.6
Allocations	410.6	53.5	373.7	16.6
Subordinated securities issued (Note 6)	2,932.0	2,932.0	3,104.6	3,104.6
Total liabilities and allocations	259,051.7	258,722.0	240,964.4	240,637.4

Untaxed reserves	n.a.	1,274.2	n.a.	1,274.2
Share capital	990.0	990.0	990.0	990.0
Reserves	986.6	68.3	1,055.1	136.7
Profit carried forward	2,205.7	2,264.6	1,850.1	1,872.9
Net profit for the period	210.5	211.6	355.5	391.6
Total equity (Note 9)	4,392.8	3,534.5	4,250.7	3,391.2
TOTAL LIABILITIES, ALLOCATIONS AND EQUITY	263,444.5	263,530.7	245,215.1	245,302.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None
Interest-bearing securities
Subject to lending	26.6	26.6	29.0	29.0

CONTINGENT LIABILITIES	None	None	None	None

COMMITMENTS
Committed undisbursed credits	21,749.8	21,749.8	21,888.5	21,888.5

Specification of change in equity

Consolidated Group (Skr mn)	January - June, 2007	January - June, 2006	January - December, 2006
Opening balance	4,250.7	3,965.7	3,965.7
Dividend paid	—	—	—
Net profit for the period	210.5	177.5	355.5
Changes in fair value recognized directly in equity	-68.4	-35.3	-70.5
Closing balance (Note 9)	4,392.8	4,107.9	4,250.7

Note 9 shows the reconciliation between the opening and closing balance regarding the components of equity.

Statements of cash flows, summary

	January - June, 2007		January - June, 2006
	Consolidated	Parent	Consolidated	Parent
(Skr mn)	Group	Company	Group	Company
Net cash used in(-)/provided by(+) operating activities	-22,522.0	-22,522.0	-14,593.2	-14,593.4
Net cash used in(-)/provided by(+) investing activities	-1.4	-1.4	-3.4	-3.5
Net cash used in(-)/provided by(+) nancing activities	22,523.4	22,523.4	14,596.6	14,596.9
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

Capital adequacy and counterparty risk exposures

Capital requirement

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation), as of June 30, 2007 was 18.7 percent before inclusion of effects related to the transitional rules (see below). Inclusive of effects related to the transitional rules—which limit the full effect of the decrease in capital required according to the new, more risk-sensitive, regulations compared with the older, less risk-sensitive, regulations—the capital adequacy ratio of SEK as a consolidated financial entity as of June 30, 2007 was 9.8 percent (13.8 percent as of December 31, 2006 according to the old regulations, Basel-I), of which the Tier-1-ratio was 6.8 percent (9.4 percent as of December 31, 2006, according to the old regulations, Basel-I).

Accordingly, the transitional rules negatively affected the capital adequacy ratio by 8.9 percentage points. For SEK, the legal, formal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010. SEK’s objective for capital strength is essentially higher than the authorities’ minimum capital requirement.

For further information on capital adequacy, risks and the transition to Basel-II, see Note 14.

The adjusted capital adequacy ratios are calculated with inclusion in the capital base of SEK’s guarantee capital, amounting to Skr 600 million, in addition to the legal core-capital base. In the table below, the capital requirement according to the authorities’ regulations is expressed—with the intention of simplifying comparisons with previous reports—also as amounts corresponding to risk-weighted assets multiplied by the factor 12.5. For operational risk and market risk these amounts are derived, since the regulations for these types of risks directly determine capital requirements.

According to the law (2006:1372) on implementation of the new capital adequacy regulations, the capital base must during 2007 not be less than 95 percent of the capital requirement according to the older regulations (Basel-I). The Basel-I-based add-on is made due to this transitional rule.

Capital Requirement in Accordance with Pillar 1

	Consolidated Group				Parent Company
(Skr mn)	June 30, 2007		December 31, 2006		June 30, 2007		December 31, 2006
	Weighted	Required	Weighted	Required	Weighted	Required	Weighted	Required
	Claims	Capital	Claims	Capital	Claims	Capital	Claims	Capital
Credit Risk Standardised Method	453	36	41,136	3,290	453	36	41,224	3,298
Credit Risk IRB Method	31,598	2,528	—	—	31,598	2,528	—	—
Trading Book Risks	5,349	428	9,108	729	5,349	428	9,108	729
Currency Exchange Risks	—	—	—	—	—	—	—	—
Operational Risk	1,512	121	—	—	1,497	120	—	—
Total Basel II	38,912	3,113			38,897	3,112
Basel-I Based Additional Requirement(1)	35,259	2,821			35,259	2,821
Total Basel II incl. Additional Requirement	74,171	5,934			74,156	5,933
Total Basel I	78,059	6,245	50,244	4,019	78,059	6,245	50,332	4,027

(1) The item “Basel-I Based Additional Requirement” is calculated in accordance with § 5 in “the law (2006:1372) on implementation of the new capital adequacy requirements (2006:1371)”.

Capital Base

	(Skr mn)	Consolidated Group		Parent Company
		June 30, 2007	December 31, 2006	June 30, 2007	December 31, 2006
	Primary Capital (Tier-1)	5,089	4,705	5,159	4,740
	Supplementary Capital (Tier-2)	2,175	2,239	2,166	2,235
Of which:	Upper Tier-2	1,726	1,787	1,717	1,783
	Lower Tier-2	449	452	449	452
	Total Capital Base(2)	7,264	6,944	7,325	6,975

	Adjusted Tier-1 Capital	5,689	5,305	5,759	5,340
	Adjusted Total Capital Base	7,864	7,544	7,925	7,575

(2)Total Capital Base, net after reductions including reduction for expected losses in accordance with IRB calculation. The Capital Base June 30, 2007, include net profit for the period less expected dividend related to the said period.

Capital Adequacy Analysis (Pillar 1)

		Consolidated Group			Parent Company
		June 30, 2007		December 31, 2006	June 30, 2007		December 31, 2006
		Excl. Basel-I-based	Incl. Basel-I-based		Excl. Basel-I-based	Incl. Basel-I-based
		add. requirement	add. requirement	(Basel-I)	add. requirement	add. requirement	(Basel-I)

	Total Capital Adequacy	18.7%	9.8%	13.8%	18.8%	9.9%	13.9%
	Of which: Rel. to (Tier-1)	13.1%	6.8%	9.4%	13.4%	6.9%	9.4%
	Rel. to Suppl Capital	5.6%	2.9%	4.4%	5.6%	2.9%	4.5%
of which:	Upper Tier-2	4.4%	2.3%	3.5%	4.4%	2.3%	3.6%
	Lower Tier-2	1.2%	0.6%	0.9%	1.2%	0.6%	0.9%
	Adjusted Total	20.2%	10.6%	15.0%	20.4%	10.7%	15.1%
	Of which: Adjusted Tier-1-grad	14.6%	7.7%	10.6%	14.8%	7.8%	10.6%
	Capital Adequacy(3)	2.33	1.22	1.73	2.35	1.23	1.73

(3) Capital Adequacy Quota = Total Capital Base/Total Required Capital

Counterparty Risk Exposures
Consolidated Group and
Parent Company:

					Credits & Interest-				Derivatives
(Skr billion)	Total				bearing securities				Undisbursed credits, etc.
Classified by type of	June 30, 2007		December 31, 2006		June 30, 2007		December 31, 2006		June 30, 2007		December 31, 2006
counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
States	53.6	20	43.9	19	38.2	16	36.3	17	15.4	58	7.6	34
Municipalities	23.5	9	19.1	8	19.3	8	16.7	8	4.2	16	2.4	11
Mortgage institutions	9.0	3	7.3	3	9.0	4	7.3	3	—	—	—	—
Banks	86.5	33	90.7	38	82.8	36	84.8	39	3.6	14	5.9	26
Other credit institutions	68.8	26	62.4	26	67.4	28	57.8	27	1.4	5	4.6	21
Corporations	23.5	9	14.2	6	21.6	8	12.3	6	1.9	7	1.9	8
Total	264.8	100	237.6	100	238.3	100	215.2	100	26.5	100	22.4	100

The table shows a breakdown, by counterpart category, of SEK’s total counterparty risk exposure related to credits, interest-bearing securities and off-balance sheet items.

Notes

All amounts are in Skr million, unless otherwise indicated. All figures concerns the Consolidated Group, unless otherwise indicated.

Note 1. Applied accounting principles

The accounting principles described in SEK’s annual report for the year 2006 have been applied unchanged with the following material exceptions.

From January 1, 2007, SEK is applying International Financial Reporting Standards (IFRS) endorsed by EU in its consolidated accounts and IFRS modified by Swedish law in accordance with regulations by the Swedish Financial Supervisory Authorities (FFFS 2006:16) in the parent company accounts. SEK has applied IAS 34, Interim Financial Reporting, in this report. There are at present no material differences between the application of IFRS in the consolidated group and the application of IFRS modified by Swedish law in the parent company. The financial year 2006 constitutes the comparative year, and therefore, the opening balance for IFRS has been established as of January 1, 2006.

The accounting rules for financial instruments that are contained in IAS 39, IAS 32 and IFRS 7 are the areas where there are most material differences in accounting principles compared to previous accounting policies (Swedish GAAP). For previous accounting policies with regard to financial instruments see Notes 1(g), 1(j), 1(p), and 1(q) in annual report for the year 2006. For new accounting policies according to IFRS, see below.

Financial assets can be categorized mainly in four categories for valuation: financial assets at fair value through profit or loss; available-for-sale financial assets; loans and receivables; and held-to-maturity investments. There are only two categories available for financial liabilities: financial liabilities at fair value through profit or loss; and other financial liabilities. Derivatives are always classified as financial assets or liabilities at fair value through profit or loss. In the cases where SEK decides to categorize a financial asset or liability at fair value through profit or loss the purpose is always to avoid the mismatch that would otherwise arise in the income statement resulting that the derivatives which economically hedges the risks in these instruments is valued at fair value through profit or loss. Book values for financial instruments in the above described valuation categories can be found in Note 6.

With regard to financial assets, the category loans and receivables constitute a main category for SEK. This category is used not only for loans originated by SEK but also for securities acquired by SEK that are not quoted on an active market. However, securities quoted on an active market can not be classified in the category loans and receivables. Therefore, a number of securities, deemed to be quoted on an active market, are classied as available-for-sale securities. Furthermore, a large part of financial assets that under previous accounting policies have been classified as held-for-trading will remain under a comparable classification in the category financial assets at fair value through profit or loss. However, certain financial assets that under previous accounting policies were classified as held-for-trading are in the opening balance under IFRS classified mainly as loans and receivables due to a change in the intention of the investments. (See also below in the section Effects on capital adequacy of amended classification of certain assets.)

Transactions in the category loans and receivables are measured at amortized costs. In the case where one or more derivatives is hedging currency and/or interest rate exposures, fair value hedge accounting is applied. Furthermore, for certain transactions classified as loans and receivables cash flow hedge accounting is applied. Assets that are classified as available-for-sale securities are carried at fair value, with changes in fair value recognized directly in equity. In the case where one or more derivatives are hedging currency and/or interest rate exposures, fair value hedge accounting is applied. However, in the case where one or more derivatives are hedging currency, interest rate and/or credit exposures such transactions are sometimes classified irrevocably as financial assets at fair value through profit or loss. No financial transactions have been classified as held-to-maturity investments.

A major part of senior securities issued is classified as financial liabilities at fair value through profit or loss. Another large part of senior securities issued is classified as other financial liabilities. In the category other financial liabilities transactions are measured at amortized costs. In the case where one or more derivatives is hedging currency, interest rate, and/or other exposures, fair value hedge accounting is applied. Subordinated debt is classified as other financial liabilities and is mainly subject to fair value hedge accounting. When applying fair value hedge accounting on perpetual subordinated debt, hedging of the subordinated debt is made for the time period which corresponds to the time to maturity of the derivative.

In accordance with IAS 39 all derivatives must be measured at fair value. In order to give a true and fair view of its active and extensive risk management operation SEK finds it necessary to use the possibilities given in IAS 39 to account for economic hedging activities. With regards to accounting for economic hedges according to IAS 39, one of the two main alternatives available to SEK is to apply hedge accounting. With regard to hedging of financial exposures in financial transactions either fair value hedge accounting or cash flow hedge accounting can be applied. Fair value hedge accounting can be applied on transactions where a derivative is hedging a fixed interest rate risk arising from a hedged asset or liability. The same derivative or another derivative can also be hedging foreign exchange risk or credit risk. When applying fair value hedge accounting the amortized cost value of the underlying hedged item will be remeasured to reflect the change in fair value attributable to the exposures that has been hedged. The other alternative (besides hedge accounting) is to designate fixed interest rate assets and liabilities which are hedged by derivatives irrevocably at initial recognition as instruments at fair value through profit or loss. One main difference between those two alternatives is that the latter includes valuing of the hedged item to its full fair value, while when applying fair value hedge accounting the underlying asset or liability which is hedged is valued at fair value through profit or loss only with regard to the components which the derivative is hedging. In some instances, cash flow hedge accounting will be applicable in SEK’s accounting. When applying cash flow hedge accounting, both hedged and hedging items is measured at amortized costs through profit or loss while fair value changes in the derivative are measured directly to equity.

When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded in the income statement they are reported as one component of net results of financial transactions. When changes in the difference between fair value and amortized cost (unrealized gains or losses) are recorded directly in equity the accumulated changes are reported as one component of reserves.

SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. No amortization of premium or discount or other components (remuneration for interest rate differentials, etc.) is made in net interest earnings. Realized gains when reacquiring own debt instruments is accounted for on the business day in the income statement as one component of net results of financial transactions.

In accordance with IFRS equity consists of the following items: share capital; reserves; profit carried forward; and net profit for the period. Reserves consist of the following items: legal reserve; after-tax portion of untaxed reserves; and fair value reserve (including for SEK reserve for fair value changes on available-for-sale assets and reserve for fair value changes on derivatives in cash flow hedges). In accordance with IFRS, equity is not categorized into non-distributable and distributable capital.

Effects on capital adequacy of amended classification of certain assets

SEK has, in the opening balance under IFRS, classified certain financial assets that under previous accounting policies were classified as held-for-trading mainly as loans and receivables. Besides the accounting consequences, the classification will result in a change in capital adequacy requirements for these assets. See further section Capital Adequacy and Counterparty Risk Exposures.

Note 2. Net results of financial transactions

	Jan – June,	Jan – June,	Jan – Dec,
	2007	2006	2006
Net results of financial transactions were related to:
Realized and unrealized results related to held-for-trading securities	2.8	1.4	4.0
Currency exchange effects	0.6	-1.9	-0.2
Total net results of financial transactions before results of repurchased debt, etc., and certain fair value changes	3.4	-0.5	3.8
Realized results of repurchased debt, etc.	24.7	15.7	25.1
Total net results of financial transactions after results of repurchased debt, etc., but before certain fair value changes	28.1	15.2	28.9
Changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives	8.0	-18.4	-36.8
Total net results of financial transactions	36.1	-3.2	-7.9

Previously published operating profit (IFRS) for the three-month period ending March 31, 2007, has in connection with the financial statement close process related to the six-month period ending June 30, 2007 been found to be overstated with Skr 62.0 million related to change in market valuation according to IAS 39 within IFRS. Operating profit (IFRS) has been reduced with the said amount and after reduction totals Skr 160.5 million for the three-month period ending March 31, 2007. The corrected item is “Changes in fair value related to financial assets except held-for-trading securities, financial liabilities, and related derivatives” which is included in the item “Net results of financial transactions”. The correction is related to financial instruments which are parts of hedge relations and where some hedged items has been reported at a value which is not consistent with what is prescribed for such items in IAS 39.

Also for the comparative year 2006 has corresponding and certain other minor adjustments been made resulting in a total reduction of operating profit (IFRS) of Skr 22.2 million. Operating profit (IFRS) has been reduced with the said amount and after reduction totals Skr 501.3 million for the comparative year 2006.

Core Earnings is not affected by the corrections.

Note 3. Taxes

Reported amounts of taxes for the six-month period ended June 30 represent profits before appropriation multiplied by the standard tax rate (28%), with the addition of certain tax costs related to the holding of untaxed reserves. No allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis. The Company estimates that the standard tax rate gives an acceptable approximation of the effective tax rate.

Note 4. Earnings per share

Earnings per share: Net profit for the period divided by the number of shares.

Note 5. Credits and liquidity

SEK considers that credits in the form of interest-bearing securities is a part of SEK’s total credits. On the other hand, deposits with banks and states, nostro and repos are not a part of total credits, although they are included in the items credits to credit institutions and credits to the public. Thus, SEK’s total credits and liquidity are calculated as follows:

Credits:	June 30, 2007	December 31, 2006
Credits in the form of interest-bearing securities	40,707.7	39,013.1
Credits to credit institutions	15,763.0	14,147.3
Credits to the public	43,753.1	42,021.1
Less:
Deposits. nostro and repos	-2,289.0	-4,094.8
Total credits	97,934.8	91,086.7

Liquidity:	June 30, 2007	December 31, 2006
Treasuries/Government bonds	1,822.3	1,810.5
Other interest-bearing securities except credits	135,822.8	117,985.0
Deposits. nostro and repos	2,289.0	4,094.8
Total liquidity	139,934.1	123,890.3

Note 6. Classification of financial assets and liabilities

Financial assets by accounting category:

	June 30, 2007
		Assets at	Available	Loans and
	Total	fair value	for-sale(1)	receivables(2)
Treasuries/government bonds	1,822.3	1,396.2		426.1
Other interest-bearing securities except credits	135,822.8	20,658.6	8,495.5	106,668.7
Credits in the form of interest-bearing securities	40,707.7	1,726.2	3,215.2	35,766.3
Credits to credit institutions	15,763.0			15,763.0
Credits to the public	43,753.1			43,753.1
Derivatives	15,581.8	15,581.8
Total financial assets	253,450.7	39,362.8	11,710.7	202,377.2

(1)             Of assets available-for-sale approximately 25% are subject to fair value hedge accounting.

(2)             Of loans and receivables approximately 10% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	June 30, 2007
			Other
		Liabilities at	financial
	Total	fair value	liabilities(3)
Borrowing from credit institutions	2,095.7		2,095.7
Borrowing from the public	51.6		51.6
Senior securities issued	235,798.3	107,716.2	128,082.1
Derivatives	11,542.2	11,542.2
Subordinated securities issued	2,932.0		2,932.0
Total financial liabilities	252,419.8	119,258.4	133,161.4

(3)             Of other financial liabilities approximately 80% are subject to fair value hedge accounting.

Financial assets by accounting category:

	December 31, 2006
		Assets at	Available-	Loans and
	Total	fair value	for-sale(4)	receivables(5)
Treasuries/government bonds	1,810.5	1,381.7		428.8
Other interest-bearing securities except credits	117,985.0	18,755.5	8,037.1	91,192.4
Credits in the form of interest-bearing securities	39,013.1	2,214.9	3,126.6	33,671.6
Credits to credit institutions	14,147.3			14,147.3
Credits to the public	42,021.1			42,021.1
Derivatives	22,561.9	22,561.9
Total financial assets	237,538.9	44,914.0	11,163.7	181,461.2

(4)             Of assets available-for-sale approximately 30% are subject to fair value hedge accounting.

(5)             Of loans and receivables approximately 12% are subject to fair value hedge accounting and 2% are subject to cash flow hedge accounting.

Financial liabilities by accounting category:

	December 31, 2006
			Other
		Liabilities at	financial
	Total	fair value	liabilities(6)
Borrowing from credit institutions	3,245.6		3,245.6
Borrowing from the public	56.0		56.0
Senior securities issued	211,948.0	102,361.6	109,586.4
Derivatives	15,600.6	15,600.6
Subordinated securities issued	3,104.6		3,104.6
Total financial liabilities	233,954.8	117,962.2	115,992.6

(6)             Of other financial liabilities approximately 72% are subject to fair value hedge accounting.

The amount of total assets as of June 30, 2007, Skr 263.4 billion, was approximately Skr 3.5 billion higher than it would have been if the currency exchange rates as of December 31, 2006, had been unchanged. During the six-month period repayments of long-term debt, including revaluations, have been made with approximately Skr 43.6 billion and net decrease of own debt repurchased amounted to approximately Skr 0.1 billion.

Notes 7. Derivatives

	June 30, 2007			December 31, 2006
	Assets	Liabilities	Nominal	Assets	Liabilities	Nominal
Derivative instruments by categories:	Fair value	Fair value	amounts	Fair value	Fair value	amounts
Currency related contracts	5,335.2	4,608.6	228,622.9	12,851.6	9,677.0	162,811.1
Interest rate related contracts	4,967.5	5,426.9	176,809.0	5,298.3	3,127.6	159,677.0
Equity related contracts	4,191.7	1,287.5	35,125.7	4,412.0	1,593.9	51,712.3
Contracts rel. to commodities. credit risk. etc.	1,087.4	219.2	28,472.9	—	1,202.1	6,013.0
Total derivatives	15,581.8	11,542.2	469,030.5	22,561.9	15,600.6	380,213.4

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and SEK is a party to, different kinds of derivative instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). From January 1, 2007, these contracts are carried at fair value in the balance sheet on a contract-by-contract basis. SEK uses derivative contracts, free-standing and embedded, whose fair values in certain cases are difficult to establish exactly. Those contracts do not have any directly observable market quotations and, therefore, the values have to be derived from internal calculations based on complex models. All such contracts are part of exactly matched hedge relationships, implying that the uncertainty that exists about the value of one individual balance sheet item (asset or liability) always is exactly mirrored of an offsetting balance sheet item (liability or asset) with identical value, however with an opposite sign. Due to this, the value of certain balance sheet items, primarily the items derivatives (assets or liabilities) and senior securities issued, who effectively hedge each other, to some extent is uncertain. However, it should be noted that there is no such uncertainty with regard to the value of net assets.

The nominal amounts of derivative instruments do not reflect real exposures. In the case where a collateral agreement has been negotiated with the counterpart, the threshold amount under the collateral agreement represents real exposures. In the case where no collateral agreement has been negotiated with the counterpart, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements. See table Counterparty Risk Exposures for amounts of Risk Exposures related to derivatives, etc.

Note 8. Past-due credits

In accordance with the Swedish Financial Supervisory Authority’s regulations, the Company reports credits with a principal or interest that is more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 0.0 million (y-e: 1.0). The principal amount not past due on such credits was Skr 0.0 million (y-e: 2.9).

Note 9. Change in equity

	January - June, 2007
						Profit	Net profit
		Share				carried	for the
	Equity	capital (1)	Reserves:			forward	period
				After-tax
				portion of	Fair
			Legal	untaxed	value
			reserve	reserve	reserve
Opening balance of equity	4,250.7	990.0	198.0	918.3	-61.3	2,205.7
Dividend
Net result for the period	210.5						210.5
Changes in fair value recognized directly in equity:
for available-for-sale securities	-4.9				-4.9
for derivatives in cash flow hedges	-63.5				-63.5
Changes in after-tax share of untaxed reserves
Closing balance of equity	4,392.8	990.0	198.0	918.3	-129.7	2,205.7	210.5

	January - June, 2006
	Equity	Share capital(1)	Reserves:			Profit carried forward	Net profit for the period
			Legal reserve	After-tax portion of untaxed reserves	Fair value reserves
Opening balance equity	3,965.8	990.0	198.0	953.5	9.3	1,815.0
Dividend
Net result for the period	177.5						177.5
Changes in fair value recognized directly in equity:
for available-for-sale securities	3.4				3.4
for derivatives in cash flow hedges	-38.8				-38.8
Changes in after-tax share of untaxed reserves
Closing balance of equity	4,107.9	990.0	198.0	953.5	-26.1	1,815.0	177.5

	January - December, 2006
	Equity	Share capital(1)	Reserves:			Profit carried forward	Net profit for the period
			Legal reserve	After-tax portion of untaxed reserve	Fair value reserve
Opening balance equity	3,965.8	990.0	198.0	953.5	9.3	1,815.0
Dividend
Net result for the period	355.5						355.5
Changes in fair value recognized directly in equity:
for available-for-sale securities	6.9				6.9
for derivatives in cash flow hedges	-77.5				-77.5
Changes in after-tax share of untaxed reserves	0.0			-35.2		35.2
Closing balance of equity	4,250.7	990.0	198.0	918.3	-61.3	1,850.2	355.5

(1)           640,000 A-shares and 350,000 B-shares at a quote value amount of Skr 1,000 each.

Note 10. S-system

Pursuant to an agreement between SEK and the Swedish state, SEK has specific conditions for granting credits in the S-system. See Note 1(b) and 1(c) in the 2006 Annual Report. The remuneration from the S-system to SEK in accordance with the agreement, Skr 12.0 million (12.2), is shown as a part of operating income in the income statements for SEK exclusive of the S-system. The assets and liabilities of the S-system are included in SEK’s balance sheets.

Income statements for the S-system:

	Jan - June, 2007	Jan - June, 2006	Jan - Dec, 2006
Operating income	-13.1	1.9	-12.4
Remuneration to SEK	-12.0	-12.2	-25.4
Reimbursement from the state	25.1	10.3	37.8
Net	0.0	0.0	0.0

Balance sheets for the S-system (included in SEK’s balance sheets):

	June 30, 2007	Dec 31, 2006
Credits	9,463.6	9,131.7
Derivatives	103.6	92.5
Other assets	177.7	171.5
Total assets	9,744.9	9,395.7

Liabilities	9,646.9	9,307.8
Derivatives	98.0	87.9
Equity	—	—
Total liabilities and equity	9,744.9	9,395.7

Note 11. Segment Reporting

In accordance with the definition in IAS 14 SEK has the following business segments: granting of credits; advisory services; and capital market products. Advisory services and capital market products is similar with respect to risks and returns. Segment revenues represents less than 10 percent of the total revenues, and is therefore not separetely disclosed.

Note 12. Definitions of the financial highlights

(1)                                  Core Earnings, i.e. profit exclusive of fair value changes according to IFRS and effects related to changes of untaxed reserves and tax. Fair value changes according to IFRS relates to fair value changes of financial assets except held-for-trading securities, financial liabilities and related derivatives. (see Note 2.)

(2)                                  Return on equity, i.e. operating profit, before and after taxes, respectively, in the latter case reduced by 28 percent standard tax, expressed as a percentage of the opening balance of equity. When calculating return on equity based on Core Earnings, excluded from the opening balance of equity reserves are related to assets which can be sold and reserves for Cash Flow Hedge Accounting.

(3)                                  Operating profit (IFRS), i.e. profit inclusive of fair value changes according to IFRS but ecxlusive of effects related to changes of untaxed reserves and tax.

(4)                                  Translated at the June 30, 2007, exchange rate of Skr 6.875 per USD. New borrowings are translated at current exchange rates.

(5)                                  Capital Adequacy Ratio, i.e. capital base expressed as a precentage of risk-weighted claims in accordance with Pillar I under Basle II excluding adjustment during the transitional period 2007-2009 regarding required minimum capital. Please see “Capital adequacy and counterparty risk exposures” in this interim report to receive a complete description of calculation of required minimum capital during the transitional period. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-I capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (though such inclusion is not regulatory approved) expressed as a precentage of risk weighted claims.

(6)                                  Capital Adequacy Ratio, i.e. capital base expressed as a precentage of risk-weighted claims in accordance with Pillar I under Basle II calculated in accordance with 5 § in the law (2006:1372) on implemetation of the law on capital adequacy and large exposures (2006:1371).

(7)                                  Capital Adequacy Ratio, i.e. capital base expressed as a precentage of risk-weighted claims in accordance with Basel I. The adjusted capital adequacy ratio has been calculated with inclusion in the Tier-I capital base of guarantee capital from SEK’s shareholder amounting to Skr 600 million (though such inclusion is not regulatory approved) expressed as a precentage of risk weighted claims.

The definitions of other Financial Highlights are included in 2006 Annual Report, Note 32.

Note 13. Effects from implementing IFRS

The application of IFRS from January 1, 2007, has the following material effects on the comparison figures for income statements, balance sheets and equity (all figures refer to the consolidated group):

Income statements (Skr mn)	Jan - June, 2006	Jan - Dec, 2006
Net interest revenues according to previous regulations	400.1	797.8
Remuneration from the S-system (previously shown separately)	12.2	25.4
Elimination of accruals of repurchased dept etc	-18.2	-30.2
Net interest revenues according to IFRS	394.1	793.0

Net results of financial transactions according to previous regulations	-0.5	3.8
Realized results of repurchased debt etc	15.7	25.1
Fair value changes of financial assets except held-for-trading. financial liabilities and realted derivatives	-18.4	-36.8
Net results of financial transactions according to IFRS	-3.2	-7.9

Operating profit according to previous regulations	269.9	543.2
Adjustment	-20.9	-41.9
Operating profit according to IFRS	249.0	501.3

Taxes on operating profit according to previous regulations	-77.4	-157.6
Adjustment	5.9	11.8
Taxes on operating profit according IFRS	-71.5	-145.8

Net profit according to previous regulations	192.5	385.6
Adjustment	-15.0	-30.1
Net profit according to IFRS	177.5	355.5

	January 1, 2007			January 1, 2006
Balance sheets (Skr billion)	Previous regulations	Adjustment	IFRS	Previous regulations	Adjustment	IFRS
Total assets	229.2	16.0	245.2	207.5	3.8	211.3
of which credits	56.1	0.1	56.2	43.4	0.2	43.6
of which interest-bearing securities	158.4	0.6	159.0	149.4	0.9	150.3
of which derivatives	6.8	15.6	22.4	7.5	2.7	10.2
of which other	7.9	-0.3	7.6	7.2	0.0	7.2

Total liabilities	225.1	15.9	241.0	203.8	3.5	207.3
of which senior securities issued	203.4	8.6	212.0	187.8	-7.4	180.4
of which subordinated securities	2.9	0.2	3.1	3.3	0.4	3.7
of which derivatives	8.4	7.0	15.4	5.8	10.5	16.3
of which other	10.4	0.1	10.5	6.9	0.0	6.9

Equity (Skr mn)	January 1, 2007	January 1, 2006
Equity in accordance with previous regulations	4,124.3	3,738.7

Adjustments at transition to IFRS:
Effects of changes in fair values	60.5	157.6
Elimination of accruals of repurchased debt. etc.	100.7	89.5
Other adjustments	-34.8	-20.0
Total adjustments in equity at transition to IFRS	126.4	227.1

Equity in accordance with IFRS	4,250.7	3,965.8

Note 14. Capital adequacy

As of February 1, 2007, new capital adequacy regulations, Basel-II, were implemented in Sweden. The regulations are based on the so called Basel framework, and they have been implemented throughout the entire EU. According to the new regulations, the capital requirement will, to a higher degree than previously, be related to the risks. One of the novelties is that the minimum capital requirement for credit risks now, provided permission from the Swedish Financial Supervisory Authority, may be based on the company’s internal risk measures (the “IRB-method”). Another essential novelty is the additional capital requirement for operational risk, in addition to the capital requirement for credit risks and market risks.

The transition to regulations that to a higher degree than previously are based on real risk, may imply large changes in the minimum capital requirement. As from 2007 the capital requirement shall be determined, primarily, based on the new, more risk sensitive, regulations. The legislator has, however, chosen not to immediately allow the full effect of the new regulations in those cases when they would result in a lower capital requirement than a continuously reduced capital requirement calculated on the basis of the old rules. Therefore, during the transitional period 2007–2009, SEK must make parallel calculations of its capital requirement based on the old, less risk sensitive, rules. In case the capital requirement calculated under the old rules — however, reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009, respectively — exceeds the capital requirement based on the new rules, the capital requirement based on the old rules shall constitute the minimum capital requirement during the transitional period. For companies, whose capital requirement should decrease if only the new rules were applied, the full effect of the new rules is accordingly not allowed during the transitional period. This can be stated as an asymmetric implementation of the new rules, which discriminates against companies whose risks are lower than what was appreciated by the old regulations.

Capital requirement and capital base

In conjunction with the transition to IFRS and a related analysis of different types of assets, SEK has determined to reclassify a group of securitized assets. In summary, the reclassification has resulted in a move of the said assets from the trading book to, what is called, the banking book. The current assets are of the type Asset-Backed Securities (ABS) and are all of very high creditworthiness. In addition to the accounting implications, the reclassification results in a significant reduction in the capital adequacy requirement for these assets according to Basel-II. Under the new capital adequacy regulations, these assets will have a risk-weight of approximately 7 percent, which is in line with SEK’s internal assessment of the real credit risk. Under the old, less risk sensitive, regulations, these assets are risk-weighted by varying weights between 50 percent and 100 percent in the banking book or, if they would have continued to be classified as trading book assets, approximately 20 percent.

Accordingly, the reclassification results in a material increase in the capital requirement under the old, less risk-sensitive, regulations. Consequently, due to the transitional rules, the decrease in the capital requirement under the new, more risk-sensitive, regulations will not be effective in the short run. Contrary, the aggregate capital requirement under the new regulations will, when taking into account the transitional rules, increase. However, SEK continues to have a good margin above the minimum capital requirement.

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel-II, Pillar 1 (i.e., the new regulation), as of June 30, 2007 was 18.7 percent before inclusion of effects related to the transitional rules. Inclusive of effects related to the transitional rules — which limit the full effect of the decrease in capital required according to the new, more risk-sensitive, regulations compared with the older, less risk-sensitive, regulations — the capital adequacy ratio of SEK as a consolidated financial entity as of June 30, 2007 was 9.8 percent (13.8 percent as of December 31, 2006), of which the Tier-I-ratio was 6.8 percent (9.4 percent as of December 31, 2006, according to the old regulations, Basel-I).

Accordingly, the transitional rules negatively affected the capital adequacy ratio by 8.9 percentage points. For SEK, the legal capital requirement will decrease continuously, since the new capital adequacy regulations better reflect the low risk in the credit portfolio. Full effect of the decreased capital requirement will not be reached until year 2010 when the transitional rules expire. SEK’s objective for capital strength is essentially higher than the authorities’ minimum capital requirement.

In addition to the minimum capital requirement, the companies (subject to capital adequacy regulations) must also undertake internal capital assessments under Pillar 2. The internal capital assessment shall, among other things, take into account risks that are not included in Pillar 1, such as the capital requirement for strategic risk and the rating agencies’ views on the capital need of the company. SEK has always had a higher capital ratio than what has been formally required. Also the supervisory authorities expect that the individual company will in the future have a capital base that exceeds the formal minimum capital requirement.

Both the core capital and the total capital base decrease under the new regulations. This is due mainly to deductions in the capital base for an amount regarding expected losses. Such expected losses do not represent real, individually anticipated losses, but reflect a technically calculated amount. These losses are calculated according to law and regulations, based on information from SEK’s internal risk classification system. For SEK, as of June 30, 2007, such technically calculated amount was Skr 52 mn. Half such amount reduces the core capital, and half reduces the supplementary capital. The calculations are characterized by prudence, such that risks are overestimated rather than underestimated. In addition there are safety-margins built into the risk classification system. This implies that the amount deducted from the capital base exceeds the amount of losses that SEK anticipates on an individual counterparty basis and, accordingly, also the loss reserves.

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB-method. There are two different IRB-approaches. SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within in year (“PD, Probability of Default”) of its counterparties, while the remaining parameters are established by the Swedish Financial Supervisory Authority. Under the Advanced Approach, the company also determines loss given default (“LgD”) and exposure at default (“EaD”).

Operational risks

The new regulations provide opportunities for the companies to use different methods for calculation of capital requirement for operational risks. For calculations of this capital requirement there are available the Basic Indicator Approach, which can be used without any permit from the Swedish Financial Supervisory Authority, and the more advanced methods—the Standardized Approach and Advanced Measurements Approaches—which require specific permits from the Swedish Financial Supervisory Authority. SEK calculates the capital requirement for operational risks according to the Basic Indicator Approach. The capital requirement for operational risk under the Basic Indicator Approach equals 15 percent of a revenue indicator. The revenue indicator represents an average of the operational revenues during the last three years. The operational revenues are calculated as the sum of the following items: interest and leasing revenues, interest and leasing expenses, dividends received, commissions earned, commissions incurred net results of financial transactions, and other operational revenues.

Market risks

For market risks, the capital required equals the aggregate of the capital requirement for counterparty credit risks in the trading book, for settlement risks, for positions in the trading book, and for currency exchange risks in the entire operation. The capital requirement for each respective risk type is calculated separately according to the Swedish Financial Supervisory Authority’s regulations.

Economic information for the remaining year 2007:

November 30                Interim Report January–September

The Annual General meeting held on April 24, 2007, decided in accordance with the proposal from the Board of Directors that no dividend should be paid.

The Swedish Financial Supervisory Authority and the Swedish National Audit Office no longer appoint auditors in the company.

The Interim Report provides a fair overview of the Parent Company’s and the Group’s operations, their financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Group.

Stockholm, August 31, 2007
AB SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Ulf Berg	Christina Liffner	Karin Apelman
Chairman of the Board	Vice Chairman of the Board	Member of the Board

Pirkko Juntti	Helena Levander	Bo Netz
Member of the Board	Member of the Board	Member of the Board

Jan Roxendal	Harald Sandberg	Risto Silander
Member of the Board	Member of the Board	Member of the Board

Peter Yngwe
President

Auditor review report

To the Board of Directors in Swedish Export Credit Corporation (publ)
Corp Id No 556084-0315

Introduction

I have reviewed this interim report for the period June 30, 2007. The Board of Directors and the President are responsible for the preparation and presentation of this interim report in accordance with IAS 34 Interim Reports and the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies. My responsibility is to express a conclusion on this interim report, based on my review.

Scope of review

I conducted this review in accordance with the Swedish Standard of Review Engagements SÖG 2410 Review of Interim Financial Information performed by the Independent auditor of the company issued by FAR SRS. A review consists of making inquiries primarily of persons responsible for the financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the Auditing Standard in Sweden (RS) and other generally accepted auditing practices. Consequently the procedures undertaken in a review do not enable me to obtain assurance that I would become aware of all significant matters that might be identified in an audit. Accordingly, I do not express an audit opinion.

Conclusions

Based on my review, nothing has come to my attention that causes me to believe that this press release is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, August 31, 2007

Per Bergman
Authorized Public Accountant

This Interim Report contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs, expectations and intentions. Forward-looking statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any forward-looking statement in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and generally beyond the Company’s control. You are cautioned that a number of important factors could cause actual results or outcomes to differ materially from those expressed in or implied by, the forward-looking statements. These factors include, among others, changes in general economic and business conditions, especially in Sweden, changes and volatility in currency exchange and interest rates; and changes in government policy and regulations and in political and social conditions.

INTELLECTA 2007

SEK

AB SVENSK EXPORTKREDIT

Västra Trädgårdsgatan 11B, Box 16368, SE-103 27 Stockholm
Telephone: +46 (0)8-613 83 00, Fax: +46 (0)8-20 38 94
E-mail: info@sek.se, Swift address: SEKXSESS, www.sek.se

SEK – Representative Office in Finland
Eteläesplanadi 24 A, 5th floor, Helsinki, Finland
Telephone: +358 400 601 553 Fax: +358 934 876 086
E-mail: info.finland@sek.se, www.sek.se

Exhibit 2

AB Svensk Exportkredit
Certain non-IFRS Financial Measures used in the Interim Report for the Six-Month Period Ended June 30, 2007

Core Earnings

We have disclosed for the six-month period ended June 30, 2007 Core Earnings, which is a non-IFRS financial measure derived from our consolidated Operating profit under International Financial Reporting Standards (IFRS).  Management believes Core Earnings better reflects the impact of the economic hedge relationships on SEK’s activities by eliminating that portion of Net results of financial transactions that arises from changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives.  SEK seeks to ensure that these assets and liabilities are economically hedged as to interest rate, currency and any other risk with the result that SEK does not expect to book realized gains or losses on these items.

Accordingly, SEK believes that it is appropriate to have a measure of its operating performance for a financial reporting period that ignores changes in the values of these assets and liabilities during that period.

Core Earnings for the six months ended June 30, 2007 is derived from IFRS as follows:

SKR million

Consolidated Operating profit reported under IFRS	292.6
Less: changes in fair value related to financial assets except held-for-trading securities, financial liabilities and related derivatives, reported as part of Net results of financial transactions — see note 2 to the unaudited financial statements included in the Report	(8.0)

Core Earnings	284.6

Return on equity (Core Earnings)

SEK has also disclosed pre-tax and after-tax returns on equity on the basis of Core Earnings.  In calculating equity for this purpose, we have disregarded equity attributable to reserves carried against those assets whose changes in values are deducted from Operating profit to reach Core Earnings.

SKR million (except %)

Total opening balance of equity in accordance with IFRS	4,250.7
Less: reserves related to assets available for sale and reserves for cash flow hedge accounting:	(61.3)
4,189.4

Pre-tax Core Earnings (annualized)	569.2
Pre-tax return on equity (Core Earnings)	13.6%
Net profit (Core Earnings): Pre-tax Core Earnings, less effect of 28 % standard tax rate (annualized)	409.82
After tax return on equity (Core Earnings)	9.8%

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 4, 2007

AB Svensk Exportkredit
(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe
Peter Yngwe, President